FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/ /   Check this            OMB APPROVAL
  box if no longer     OMB Number 3235-0362
  subject to Section   Expires:  April 30,
  16.  Form 4 or       1997
  Form 5 obligations   Estimated average
  may continue.        burden hours per
  See Instruction      response.1.0
  1(b)

Filed pursuant to Section16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.   NAME AND ADDRESS OF REPORTING PERSON

  D. George Harris
  P. O. Box 1429
  280 Nettletown Hollow Road
  Washington, CT 06793

2.   ISSUER NAME AND TICKER OR TRADING SYMBOL

  McWhorter Technologies, Inc.  (MWT)

3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON  (Voluntary)

4.   STATEMENT FOR MONTH/YEAR

  October 1998

5.   IF AMENDMENT, DATE OF ORIGINAL (month/year)

6.   RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

  _X_ Director                           ____10% Owner

  ___ Officer   (give title below)       ____Other
(specify below)


TABLE I -  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.   TITLE OF SECURITY:
  Common Stock
  Common Stock
  Common Stock

2.   TRANSACTION DATE:
  Common Stock --
  Common Stock --
  Common Stock 8/14/98

3.   TRANSACTION CODE:
  Common Stock --
  Common Stock --
  Common Stock A**

4.   SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  Common Stock --   --   --
  Common Stock --   --   --
  Common Stock 710  (A)  24.375

5.   AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF ISSUER'S FISCAL YEAR:
  Common Stock 2153
  Common Stock 6682
  Common Stock  710

6.   OWNERSHIP FORM: DIRECT (D) OR INDIRECT (I):
  Common Stock (D)
  Common Stock (D)
  Common Stock (D)

7.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP:
  Common Stock --
  Common Stock Deferred Stock
  Common Stock Deferred Stock


TABLE II -     DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICALLY
               OWNED (e.g., puts, calls, warrants, options, convertible securities)

1.   TITLE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)

2.   CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY:
  16.2125

3.   TRANSACTION DATE:
  6/13/94

4.   TRANSACTION CODE:
  A*

5.   NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  35,000 (A)

6.   DATE EXERCISABLE AND EXPIRATION DATE:
  12/13/94               **

7.   TITLE AND AMOUNT OF UNDERLYING SECURITIES:
  Common Stock 35,000

8.   PRICE OF DERIVATIVE SECURITY:

9.   NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF YEAR:
  35,000

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY:  DIRECT (D) OR INDIRECT (I):
  (D)

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP:


EXPLANATION OF RESPONSES:

* On June 13, 1994, the reporting person was granted an option to purchase 35,000 shares of Common Stock pursuant to the 1994 Stock Incentive Plan. The option vests six months after Grant Date and expires on the 10th anniversary of the Grant Date or the 30th day following the date the Optionee ceases to be a member of the Board of Directors of McWhorter Technologies, Inc., whichever comes earlier.
** Election by Board Members to receive payment of annual retainer in deferred common stock. Such shares will be distributed at such time as the member ceases to be a member of the Board of Directors.



  /s/ Susannah Riley                 12/14/98
** Signature of Reporting Person       Date
 for D. George Harris

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be
manually signed.  If space              provided is
insufficient, See Instruction 6 for procedure.

(Transmittal filing to Edgar on 12/15/98 failed.  Resubmitted 12/16/98.)